

January 22, 2024

Kevin Tang
Chief Executive Officer
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, CA 92121

> **Re: Concentra Biosciences, LLC**
> **Theseus Pharmaceuticals, Inc.**
> **Schedule TO-T Filed January 9, 2024**
> **Filed by Concentra Merger Sub II, Inc., Concentra Biosciences, LLC, Tang**
> **Capital Partners, LP, and Tang Capital Management, LLC**
> **File No. 005-92944**

Dear Kevin Tang:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed January 9, 2024

General

1. Refer to the disclosure in the introductory section of the Offer to Purchase regarding the determination of the Additional Price Per Share. The disclosure states that "the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is filed with the SEC." Rule 14e-1(b) requires that when a change in the offer consideration occurs, an offer must remain open for at least ten business days from the date "that notice of such increase or decrease is first published or sent or given to security holders." Please revise your disclosure accordingly, and to describe how you will disseminate notice of the price change in addition to filing an amendment on EDGAR.

2.   We note the disclosure on page 4 of the Offer to Purchase that "the co-offerors estimate that the amount that will be payable under the CVRs is most likely $0.00 per CVR . . . ." Revise the Offer to Purchase generally to explain the basis for the co-offerors' belief with respect to the CVRs.

3.   Expand generally throughout the offer materials to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.

4.   Your disclosure regarding the calculation of the Additional Price Per Share is unclear as to the fact that it is capped at $0.15 per Share and on the basis for such cap. In this regard, we note that the definition of Closing Net Cash in the Merger Agreement does not appear to include a cap. The Merger Agreement references a Schedule I for the manner in which the Closing Net Cash is calculated, but that schedule is omitted from Exhibit (d)(1). Please revise the disclosure generally where the formula for calculating the Additional Price Per Share is set forth, to clearly state that regardless of the value yielded, the Additional Price Per Share will be capped at $0.15. In addition, explain the basis for this cap.

5.   It appears that you have filed an Amended and Restated Investors' Rights Agreement in response to Item 1011(a)(1) of Regulation M-A. That Item requires disclosure of any material agreement between an offeror and the subject company or their respective control persons. However, the Offer to Purchase does not describe the Investors' Rights Agreement, so it is not clear how this agreement is responsive to Item 1011(a)(1). Please revise or advise.

6.   In future filings, please avoid the excessive use of defined terms, which impacts shareholders' ability to understand the terms of the Offer.

Background of the Offer; Contacts with Theseus, page 16

7.   We note on page 17 of the Offer to Purchase that Parent, Purchaser, and Theseus, along with their respective representatives, exchanged drafts of the CVR Agreement, Limited Guaranty and Merger Agreement from December 20, 2023 to December 21, 2023. Please revise your disclosure in this section to provide more detail regarding any communications or negotiations concerning TCP providing the Limited Guaranty.

Summary of the Merger Agreement and Certain Other Agreements, page 34

8.   On pages 45-46 of the Offer to Purchase, you summarize the CVR Agreement. Please revise this disclosure to clarify the period for which CVR holders are entitled to Disposition Proceeds if a Disposition occurs during the Disposition Period. See the definition of "Expiration Date" in the CVR Agreement.

9.   See above comment. Please also revise the summary of the CVR Agreement to indicate that the CVR Agreement may be amended without the consent of the CVR holders in certain circumstances. See Section 5.1 of the CVR Agreement.

10. Refer to the following statement made on page 46 of the Offer to Purchase: "Parent's and TCP's obligations under the Confidentiality Agreement will expire one year after the date of the Confidentiality Agreement." Please revise this disclosure to clarify that the non-solicitation provision of the Confidentiality Agreement survives the termination of the agreement. See Section 6 and 20 of the Confidentiality Agreement.

Source and Amount of Funds, page 46

11. Refer to the following statement made on page 46 of the Offer to Purchase: "The funds to pay for all Shares accepted for payment in the Offer *may be* funded entirely with Theseus' available cash" (emphasis added). Please revise to state the other source(s) of payment if all or a portion of the Cash Amount is not funded from Theseus' available cash. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

12. On page 47 of the Offer to Purchase you state that you "do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer." However, on page 4 of the Offer to Purchase you state that "Parent's and Guarantor's financial condition could deteriorate such that they would not have the necessary cash or cash equivalents to make the required payments pursuant to the CVR Agreement." In addition, we note that this is not an all-cash offer and therefore does not fit the fact pattern described in Instruction 2 to Item 10 of Schedule TO. Although you note on page 8 of the Offer to Purchase that Purchaser was "organized solely in connection with the Merger Agreement and this Offer" and "does not have any relevant historical information," as you are aware, there are other offerors on the Schedule TO. Please revise or advise.

Conditions of the Offer, page 47

13. Refer to the following statement made in the first paragraph after the bullet points on page 48 of the Offer to Purchase: "The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement." Please revise this section to describe all Offer conditions.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions